Exhibit 99.1

PERDIGÃO S.A.

Public Company

CNPJ n° 01.838.723/0001-27

Av. Escola Politécnica, n.º 760

São Paulo – SP

ANNOUNCEMENT OF A MATERIAL FACT

The management of PERDIGÃO S.A. (“PERDIGÃO” – Bovespa: PRGA3; NYSE: PDA) wishes to notify the market at large, pursuant to the CVM Instructions No. 319/99 and No. 358/02, in addition to the material fact dated as of May 19, 2009 jointly published by PERDIGÃO and SADIA S.A. (“SADIA” – Bovespa: SDIA3 e SDIA4; NYSE: SDA; LATIBEX: XSDI) and to the information already disclosed to the market, the following:

(i)            According to the call notice of PERDIGÃO’s Extraordinary General Meeting, as published on June 22, 2009, to be held on July 08, 2009, the management of PERDIGÃO (PERDIGÃO’S corporate name shall be changed to BRF – Brasil Foods S.A. “BRF”) and HFF PARTICIPAÇÕES S.A (“HFF”) entered into a “Protocol and Justification for Merger of Shares issued by HFF Participações S.A. by Perdigão S.A.” (“Protocol”). The Protocol was already filed before CVM and BOVESPA on June 23, 2009, as well as was disclosed to the market on PERDIGÃO’s website on the same date.

(ii)           As previously informed, the merger of shares issued by HFF by PERDIGÃO (“Merger of Shares”) is related to the transaction aiming at the  future combination of the operations of PERDIGÃO and SADIA  (“Association”).

(iii)          The Association is expected, after being approved by the Brazilian antitrust authorities, to enable a reduction of unnecessary costs and gains in operational scale, which will in turn, permit higher levels of investment and a higher rate of growth on a sustainable basis in benefit of shareholders, employees, suppliers and, mainly, consumers of PERDIGÃO’s and SADIA’s products.

(iv)          The Protocol ratified the exchange ratio established in the Association Agreement and the shareholders of HFF shall receive 0.166247 common share issued by BRF for each common share issued by HFF. Common share fractions resulting from the substitution of the position of each shareholder of HFF that does not enter into agreement with other shareholders of HFF in such a way as to form whole numbers, shall be rounded down, to the nearest whole number and the difference shall be paid in cash by BRF within 30 (thirty) business days as from the receipt of the funds accruing from the sale on the BM&FBovespa S.A. – Securities, Commodities and Futures Exchange, of the shares corresponding to the sum total of share fractions.

(v)           The common shares of BRF to be assigned to the shareholders of HFF, in exchange for their shares in HFF, shall have the same rights attributed to the then outstanding shares of BRF at the time.

(vi)          By the date of the Merger of Shares, HFF shall be the holder of at least 131,070,000 common shares issued by SADIA, and at most, 231,236,725 common shares issued by SADIA. As a consequence, only by the date of the Merger of Shares will be determined: a) the number of common shares of BRF to be assigned to the shareholders of HFF, in exchange for their merged shares due to the Merger of Shares; b) the total amount of BRF’s capital increase due to the Merger of Shares; and c) the amount and conditions of goodwill and its benefiting by BRF.

(vii)         The exchange ratio of HFF shares for BRF’s shares mentioned to item iv, and set forth in the Association Agreement, was based on the economic value of the companies, in accordance with the appraisal report prepared by Banco de Investimentos Credit Suisse First (Brasil), which shall be updated until July 8, 2009, when it will be held  PERDIGÃO’S Extraordinary General Meeting to deliberate on the Merger of Shares.

(viii)        The exchange ratio of HFF shares for shares of BRF was based on the following assumptions: (a) the capital stock of HFF will be composed exclusively of common shares and in a number equal to the total number of common shares issued by SADIA held by HFF; (b) HFF shall have no liabilities, and its assets shall correspond to SADIA’S common shares; and (c) HFF shall have funds availability that do not exceed R$800.00 (eight hundred Reais).

(ix)          The shares of HFF to be merged by BRF were appraised at their economic value, according to the appraisal report prepared by Planconsult Planejamento e Consultoria Ltda. on December 2008, taking into consideration the subsequent events described in the respective appraisal report. The equity variations occurred at HFF until the date of the  general meeting that will deliberate on the Merger of Shares issued by HFF by BRF shall be borne exclusively by HFF and after implementation of the Merger of Shares such equity variations shall be reflected in BRF’s accounts as a result of the application of the equity method of accounting.

(x)           The appraisal reports referred on items (vii) and (ix) above were prepared with no conflict or communion of interests, current or potential, with the controlling or minority shareholders of BRF or any other related companies and its shareholders. Both appraisal reports were filed before CVM and BOVESPA on June 23, 2009, as well as were available to the shareholders at  PERDIGÃO’s head offices since the date mentioned above.

(xi)          The shareholders of BRF that decide to withdraw from the company will be reimbursed of the respective shares according to the applicable law.

(xii)         BRF and HFF do not hold reciprocal equity interests.

(xiii)        The costs to be incurred with the implementation of the Merger of Shares are estimated in an amount not exceeding R$ 3.0 million, including accountants’, appraisers’  and attorneys’ fees and publication expenses.

São Paulo, June 30, 2009.

Leopoldo Viriato Saboya

CFO and Investors Relations Officer

PERDIGÃO S.A

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.

U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information. Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov. A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements.

Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements.

Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur.

Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.